EXHIBIT 11

               COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE
                              INCSTAR CORPORATION

                                                  Year Ended December 31,
                                              1995         1994         1993
PRIMARY EARNINGS PER COMMON SHARE:
  Average shares outstanding               16,362,916   16,322,301   16,258,929
Dilutive stock options and warrants--
based on the treasury stock method (1)        128,585           --      173,954
                                           16,491,501   16,322,301   16,432,883

  Net income (loss)                       $ 4,263,000  $(4,505,000) $   253,000

  Net income (loss) per share             $      0.26  $     (0.28) $      0.02

(1) The effects of stock options and warrants were excluded from the calculation of weighted average shares outstanding for 1994 because their effects were antidilutive.